As filed with the Securities and Exchange Commission on March 24, 2015

Registration No. 333-196690

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1 to

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Republic of Peru

(Name of Registrant)

Maria Teresa Merino de Hart

Consulate General of Peru

241 East 49th Street

New York, New York 10017

(Name and address of Authorized Representative of the Registrant in the United States)

Copies to:

Jaime Mercado, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Approximate date of commencement of proposed sale to the public:

From time to time after this Registration Statement becomes effective.

EXPLANATORY NOTE

The Registrant has prepared this Post-Effective Amendment No. 1 to the Registration Statement on Schedule B (File No. 333-196690), declared effective by the Securities and Exchange Commission on August 1, 2014, solely to add Exhibits A.1, B.3, E.1, F.1, G.1 and H.1 to the Registration Statement in accordance with Rule 462(d) under the Securities Act of 1933, as amended, and, accordingly, shall become effective immediately upon filing with the Securities and Exchange Commission.

CONTENTS

This Post-Effective Amendment No. 1 to the Registration Statement No. 333-196690 comprises the following exhibits:

A.1	Copy of the Underwriting Agreement, dated as of October 30, 2014, among the Republic of Peru and BBVA Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, each as underwriter

B.3	Copy of the 5.625% U.S. Dollar-Denominated Global Bonds due 2050

E.1	Opinion of Lazo, De Romaña & Gagliuffi Abogados, Peruvian counsel to the Republic of Peru, relating to the 5.625% U.S. Dollar-Denominated Global Bonds due 2050

F.1	Opinion of Simpson Thacher & Bartlett LLP, special New York counsel to the Republic of Peru, relating to the 5.625% U.S. Dollar-Denominated Global Bonds due 2050

G.1	Consent of Lazo, De Romaña & Gagliuffi Abogados (included in Exhibit E.1)

H.1	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit F.1)

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the Republic of Peru, has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lima, Peru, on the 24th day of March 2015.

By:	/s/ Carlos Adrián Linares Peñaloza
Name:	Carlos Adrián Linares Peñaloza
Title:	General Director of the General Directorate of Public Indebtedness and Treasury of the Ministry of Economy and Finance of Peru

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, as duly authorized representative in the United States of the Registrant, has signed this Post-Effective Amendment No. 1 to the Registration Statement in the City of New York, New York, on the 24th day of March 2015.

By:	/s/ Maria Teresa Merino de Hart
Name:	Maria Teresa Merino de Hart
Title:	Consul General of Peru, New York

EXHIBIT INDEX

A.1	Copy of the Underwriting Agreement, dated as of October 30, 2014, among the Republic of Peru and BBVA Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, each as underwriter

B.3	Copy of the 5.625% U.S. Dollar-Denominated Global Bonds due 2050

E.1	Opinion of Lazo, De Romaña & Gagliuffi Abogados, Peruvian counsel to the Republic of Peru, relating to the 5.625% U.S. Dollar-Denominated Global Bonds due 2050

F.1	Opinion of Simpson Thacher & Bartlett LLP, special New York counsel to the Republic of Peru, relating to the 5.625% U.S. Dollar-Denominated Global Bonds due 2050

G.1	Consent of Lazo, De Romaña & Gagliuffi Abogados (included in Exhibit E.1)

H.1	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit F.1)